UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: August 3, 2026	By:	/s/ Joseph Tung
		Name:	Joseph Tung
		Title:	Chief Financial Officer

Investor Relations Contact

ir@aseglobal.com

Tel: +886.2.6636.5678

https://www.aseglobal.com

ASE Technology Holding Co., Ltd.

Prices Convertible Bond Offering

Taipei, August 3, 2026 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), today announced that it has priced an offering of US$1 billion aggregate principal amount of its Currency Linked Zero Coupon Convertible Bonds due 2031 (the “Bonds”). The proceeds will be used to fund capital contributions to certain subsidiaries for the repayment of existing borrowings from financial institutions and the purchase of foreign currency-denominated material. The Bonds were offered outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Act”).

Neither the Bonds nor the common shares of the Company to be delivered upon conversion of the Bonds have been or will be registered under the Act and these securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, the Philippines, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2025 Annual Report on Form 20-F filed on April 1, 2026.

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